Exhibit 99.79

VOX PROVIDES AN UPDATE FOR THE JANET IVY GOLD MINE
AND FILES A TECHNICAL REPORT ON SEDAR

TORONTO, CANADA – October 5, 2021 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce an update on the producing Janet Ivy Gold Mine (“Janet Ivy”) in Western Australia, controlled by Norton Gold Fields Pty Ltd. (“Norton”); a subsidiary of Hong Kong and Shanghai-listed, Zijin Mining Group Co., Limited (“Zijin”). Vox holds an uncapped A$0.50/tonne production gold royalty over Janet Ivy, which forms the core of Zijin’s Binduli North heap leaching expansion project (“Binduli North”).

In addition to the Janet Ivy acquisition announcement by Vox on March 29, 2021, Vox has now filed on SEDAR a technical report, “NI 43-101 Technical Report, Janet Ivy Gold Mine (M26/446), Western Australia, Australia” dated October 5, 2021 by Kangari Consulting LLC.

According the Zijin’s latest public disclosures, the Binduli North expansion is targeted for completion as early as March 20221, which was the key near-term catalyst that Vox management anticipated when the royalty was acquired in March 2021. Vox congratulates Zijin on rapidly advancing the project to the commencement of construction in June 2021 and now looks forward to reaching the expansion completion milestone.

Riaan Esterhuizen, Executive Vice-President – Australia stated, “The Binduli expansion was the key near-term catalyst that Vox management anticipated when we acquired the Janet Ivy royalty in March 2021. The Binduli North heap leach expansion is expected to re-rate Janet Ivy royalty revenues from 2022 onwards. This royalty has the potential to generate A$1.5M – A$2.5M of annual revenues from Binduli North production on average across the life of mine and assuming a target production rate from Norton Gold of 5Mtpa from Binduli North.”

Asset Overview – Janet Ivy Gold Mine

Janet Ivy is located on mining lease, M26/446 and is located 10km to the west of Kalgoorlie. The deposit has been mined since 2017 as an open-cut mine to supplement baseload ore feed from the Enterprise open pit mine for the Norton-owned 3.7Mtpa Paddington Mill.2

On April 28, 2020, Zijin announced that the Zijin Board of Directors had approved the construction of the Binduli 15Mtpa heap leaching project, with the first phase at Binduli North expected to be completed and first production to commence in March 20221. The Vox royalty-linked tenure covers the core of Binduli North, including the full Janet Ivy resource as well as portions of the Fort William, Karen Louise and Fort Scott deposits (Figure 1).

In December 2020, Norton submitted a Mining Proposal (prepared by Talis Consultants Pty Ltd) to the Western Australian Environmental Protection Authority for the permitting of the Binduli North heap leach expansion, which proposed a 5Mtpa mining operation over 9 years from the Janet Ivy, Fort William, Karen Louise and Fort Scott pits.3 This Mining Proposal and an associated Application for Works Approval were approved by the Department of Water and Environmental Regulation on July 22, 2021 (Works Approval Number W6504/2021/1).4

On August 1, 2021, Zijin announced that the project design, application for permits and licenses and other preparatory work for Binduli North have been completed and that the construction had commenced in June 2021, that applications for permits and licenses for Binduli South heap leaching project is being studied and taking place, that after completion of all the Binduli construction work and upon reaching designated production capacity, approximately 7 tonnes of gold (approximately 225,000 ounces) can be produced in peak years, that the total capital cost of the combined Binduli expansion (5Mtpa Binduli North + 10Mtpa Binduli South) is A$462 million, and that investment in the project during the first half of 2021 was RMB 0.43B (A$90 million).5

Figure 1: Janet Ivy royalty tenure M26/446 in relation to Binduli North and Binduli South.

Based on a Mining Proposal submitted to the Western Australian EPA in December 2020, the Binduli North expansion is a 5Mtpa heap leach project that is expected to mine 41Mt @ 0.6g/t Au over a 9 year mine life. The project covers the following royalty-linked deposits, that are approximately 85% royalty linked:

Pits	Ore tonnes	Au Grade (g/t)	Ounces	Total materials movement (t)	Waste (t)
Janet Ivy	32,131,891	0.54	562,948	82,922,404	50,790,513
Karen Louise	1,712,529	0.67	37,076	9,205,698	7,493169
Fort Scott	4,574,646	0.74	108,876	26,206,185	21,631,539
Fort William	3,069,590	0.79	78,335	19,442,800	9,219,205
Grand total	41,488,656	0.59	787,235	130,623,082	89,134,426

Table 1: Mining Design Results as of December 2020 (Source: Talis 2020)

For more information on Janet Ivy, please visit the Norton website at https://nortongoldfields.com.au/janet-ivy/.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Vox Royalty Corp., Executive Vice President, Australia	Vox Royalty Corp., Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, a summary of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of resource production from the project, expectations regarding the size, quality and exploitability of the resources associated with the project, future operations and work programs of Vox’s mining operator partner, the receipt of future royalty payments derived from the royalty asset, anticipated future cash flows and future financial reporting by Vox and requirements for regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, certain disclosure in this press release is based on information publicly disclosed by third parties (including but not limited to mining project operators and government departments) based on the information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Zijin Mining Group Co., Limited Hong Kong Stock Exchange News Release titled “Announcement in relation to Plan to Expand Gold Production of Longnan Zijin and Norton Gold Fields” dated 28 April 2020 https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0428/2020042802915.pdf

(2)	Norton Gold Fields Pty Ltd website: https://nortongoldfields.com.au/janet-ivy/

(3)	Western Australia Department of Mines, Industry Regulation and Safety: https://geodocs.dmirs.wa.gov.au/Web/documentlist/9/EARS_regi_id/92737

(4)	Western Australia Department of Water and Environmental regulation: https://www.der.wa.gov.au/component/k2/itemlist/filter?fitem_all=binduli+north&array26%5B%5D=Works+approval &searchword34=5+-

+Processing+or+beneficiation+of+metallic+or+non%E2%80%91metallic+ore&moduleId=94&Itemid=175

(5)	Zijin Mining Group Co., Limited Hong Kong Stock Exchange News Release titled “Unaudited Interim Results for the Six Months Ended 30 June 2021” dated 1 August 2021 https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0801/2021080100043.pdf